News Release
www.srtelecom.com
Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM REACHES AGREEMENT TO SELL AND LEASEBACK MONTRÉAL FACILITY

MONTRÉAL (QUÉBEC)— March 29, 2007— SR Telecom (TSX: SRX), a leading vendor of broadband wireless access solutions through its WiMAX-certified symmetryTM products, today announced that it has entered into a binding agreement for the sale of its property and building in Montréal to a Toronto-based real estate investment firm for proceeds of approximately $8.6 million. The Company has also signed a leaseback agreement for a portion of the property, which will continue to serve as SR Telecom’s head office. The leaseback agreement has an initial term of 10 years, with renewals available at the Company’s option. The transaction is subject to customary closing conditions and is expected to close on or around April 12.

“We are very pleased to reach this agreement for the sale and leaseback of our head office facility, which we identified last fall as a monetization opportunity to free up cash,” said Serge Fortin, SR Telecom’s President and Chief Executive Officer. “This transaction reinforces our cash balance and allows for all our resources being deployed on the fulfilment of our WiMAX strategy.”

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of March 29, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS EXPECTATIONS OF SR TELECOM AS OF MARCH 29, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE. HOWEVER, SR TELECOM EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783